March 7, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Irene Paik

Re:	Concert Pharmaceuticals, Inc.

Registration Statement on Form S-3 (No. 333-223334)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Concert Pharmaceuticals, Inc. hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 5:00 p.m., Washington D.C. time, on March 7, 2018, or as soon as possible thereafter.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Goodwin Procter LLP, by calling John Mutkoski, Esq. at (617) 570-1073.

Very truly yours,

CONCERT PHARMACEUTICALS, INC.

/s/ Lynette A. Herscha
Lynette A. Herscha General Counsel

cc: John Mutkoski, Goodwin Procter LLP